                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-63082

PRICING SUPPLEMENT NO. 242 TO THE PROSPECTUS SUPPLEMENT NO. 189 DATED MARCH 11,
                                     2002.

[GOLDMAN SACHS LOGO]
                         THE GOLDMAN SACHS GROUP, INC.
                          Medium-Term Notes, Series B
                           -------------------------

                                 $12,073,993.75
                   6.5% Mandatory Exchangeable Notes due 2003
           (Linked to Common Stock of Texas Instruments Incorporated)

                           -------------------------

     This pricing supplement and the accompanying prospectus supplement no. 189, relating to the mandatory exchangeable notes, should be read together. Terms used here have the meanings given them in the prospectus supplement, unless the context requires otherwise.

The mandatory exchangeable notes offered by this pricing supplement, which we call the "offered notes", have the terms described in the accompanying prospectus supplement no. 189, as supplemented or modified by the following:

ISSUER: The Goldman Sachs Group, Inc.

FACE AMOUNT: Each offered note will have a face amount equal to $24.85, which is the initial index stock price; the aggregate face amount for all the offered notes is $12,073,993.75

ORIGINAL ISSUE PRICE: 100% of the face amount

NET PROCEEDS TO THE ISSUER: 99.9% of the face amount

TRADE DATE: June 28, 2002

SETTLEMENT DATE (ORIGINAL ISSUE DATE): July 8, 2002

STATED MATURITY DATE: July 9, 2003, unless extended for up to six business days

INTEREST RATE (COUPON): 6.5% per year

INTEREST PAYMENT DATES: October 9, January 9, April 9, and July 9 of each year, beginning on October 9, 2002

REGULAR RECORD DATES: September 24, December 25, March 25, and June 24 of each year

INDEX STOCK AND INDEX STOCK ISSUER: Common stock of Texas Instruments
Incorporated

     See "Additional Risk Factors Specific to Your Note" beginning on page S-3 in the accompanying prospectus supplement no. 189 to read about investment risks relating to the offered notes. The offered notes are not principal-protected and the payment amount is capped.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.
                    Pricing Supplement dated June 28, 2002.

Principal amount:                  On the stated maturity date, each offered
                                   note will be exchanged for the cash value of the index stock at the exchange rate based on the final index stock price.

Exchange rate:                     If the final index stock price equals or
                                   exceeds the threshold appreciation price, then the exchange rate will equal the threshold fraction times one share of index stock for each $24.85 of the outstanding face amount. Otherwise, the exchange rate will equal 1.0 share of the index stock for each $24.85 of the outstanding face amount. The exchange rate is subject to antidilution adjustment as described in the accompanying prospectus no. 189.

                                   Please note that the amount you receive for each $24.85 of outstanding face amount on the stated maturity date will not exceed the threshold appreciation price and that it could be substantially less than $24.85. You could lose your entire investment in the offered notes.

Initial index stock price:         $24.85 per share

Final index stock price:           The closing price of one share of the index
                                   stock on the determination date, subject to antidilution

Threshold appreciation price:      The initial index stock price times 1.5,
                                   which equals $37.275 per share

Threshold fraction:                The threshold appreciation price divided by
                                   the final index stock price

No listing:                        The offered notes will not be listed on any
                                   exchange or other market

Texas Instruments Incorporated:    According to its publicly available
                                   documents, Texas Instruments Incorporated is a global semiconductor company and a designer and supplier of digital signal processors and analog integrated circuits. The company also designs and manufactures other semiconductor products including standard logic devices, application-specific integrated circuits, reduced instruction-set computing microprocessors, microcontrollers and digital imaging devices. In addition to semiconductors, it has two other principal segments in sensors and controls, and educational and productivity solutions.
                                   Information filed with the SEC by the index stock issuer under the Exchange Act can be located by reference to its SEC file number:
                                   001-03761.

Historical trading price
information:                       The index stock is traded on the New York
                                   Stock Exchange under the symbol "TXN". The following table sets forth the quarterly high, low and closing prices for the index stock on the New York Stock Exchange for the four calendar quarters in each of 2000 and 2001 and for the first two calendar quarters in 2002, through June 28, 2002. We obtained the trading price information set forth

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                                   below from Bloomberg Financial Services,
                                   without independent verification.

                                                                                 HIGH       LOW      CLOSE
                                                                                 ----       ---      -----
                                             2000
                                               Quarter ended March 31........  93.9375    46.75     80
                                               Quarter ended June 30.........  87.25      64.125    68.688
                                               Quarter ended September 30....  73.6875    47.1875   47.188
                                               Quarter ended December 31.....  52.8125    36.875    47.375
                                             2001
                                               Quarter ended March 31........  52.0625    29.15     30.98
                                               Quarter ended June 30.........  41.86      27.50     31.50
                                               Quarter ended September 30....  38.15      21.73     24.98
                                               Quarter ended December 31.....  33.88      23.14     28
                                             2002
                                               Quarter ended March 31........  35.71      25.75     33.1
                                               Quarter ending June 30
                                                 (through June 28, 2002).....  34.09      22.93     23.70
                                               Closing Price on June 28,
                                                 2002........................                       23.70

                                   As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 189.

Hypothetical payment amount:       The table below sets forth the hypothetical
                                   payment amounts that we would deliver on the stated maturity date in exchange for each $24.85 of the outstanding face amount of your note, if the final index stock price were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no antidilution adjustments to the exchange rate and no market disruption events.

                                   The prices in the left column represent
                                   hypothetical closing prices for one share of index stock on the determination date and are expressed as percentages of the initial index stock price, which equals $24.85 per share. The amounts in the right column represent the hypothetical cash value of the index stock at the exchange rate, based on the corresponding hypothetical final index stock prices, and are expressed as percentages of the initial index stock price. Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver in exchange for each $24.85 of the outstanding face amount of your note on the stated maturity date would equal

                                   100% of the initial index stock price, or $24.85, based on the corresponding hypothetical final index stock price and the assumptions noted above.

                                                                   HYPOTHETICAL FINAL INDEX      HYPOTHETICAL PAYMENT
                                                                      STOCK PRICE AS % OF           AMOUNTS AS % OF
                                                                   INITIAL INDEX STOCK PRICE   INITIAL INDEX STOCK PRICE
                                                                   -------------------------   -------------------------
                                                                            220.00%                       150%
                                                                            200.00%                       150%
                                                                            175.00%                       150%
                                                                            150.00%                       150%
                                                                            125.00%                       125%
                                                                            100.00%                       100%
                                                                             75.00%                        75%
                                                                             50.00%                        50%
                                                                             25.00%                        25%
                                                                              0.00%                         0%

                                   The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical share amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read "Additional Risk Factors Specific to Your Note" and "Hypothetical Payment Amounts on Your Note" in the accompanying prospectus no. 189.

Hedging: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 189.

Supplemental discussion of
  federal income tax
  consequences:                    The U.S. federal income tax consequences of
                                   your investment in the notes are generally described in the accompanying prospectus supplement. That description is inapplicable, however, to the extent that it addresses the receipt of index stock upon maturity of the notes. Holders of the notes will be entitled to receive only cash upon maturity of the notes, and holders should therefore disregard the portions of the description of tax consequences that address the receipt of index stock.

Supplemental plan of
distribution:                      The Goldman Sachs Group, Inc. has agreed to
                                   sell to Goldman, Sachs & Co., and Goldman,
                                   Sachs & Co. has agreed to purchase from The
                                   Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement.
                                   Goldman, Sachs & Co. intends to resell
                                   $10,499,125 of the offered notes at the
                                   original issue price, and to resell the
                                   remaining face amount of the offered notes at prices related to the prevailing market prices at the time of resale.